Explanation of Responses

(1)
Innoviva, Inc. (“Innoviva”) acquired an aggregate of 18,672,897 shares of common stock of the issuer and warrants to purchase an aggregate 18,672,897 shares of common stock of the Issuer in transactions on April 22, 2020, June 11, 2020 and September 1, 2020.

(2)
Innoviva Strategic Opportunities LLC (“Innoviva Sub” and together with Innoviva, the “Reporting Persons”) acquired an aggregate of 10,000,000 shares of common stock of the issuer and warrants to purchase an aggregate 10,000,000 shares of common stock of the Issuer in transactions on May 3, 2021 and June 11, 2021.

(3)
On February 17, 2022, Innoviva Sub entered into a securities purchase agreement (the “Purchase Agreement”) with Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”), pursuant to which the Issuer issued and sold to Innoviva Sub a convertible note (the “Convertible Note”) with a principal amount of $15,000,000. The Convertible Note is convertible at maturity at the election of the Issuer or Innoviva Sub into shares of Common Stock at a conversion price of $1.48 per share of Common Stock.  Upon any conversion Innoviva Sub would also receive warrants to purchase an equal number of shares of Common Stock with an exercise price of $1.48 per share of Common Stock (the “Warrants”). The Convertible Note will also be convertible at the option of Innoviva Sub if the Issuer engages in certain capital markets transactions, asset sales or royalty transactions. If the Issuer is acquired prior to the maturity date of the Convertible Note, the Convertible Note will be payable in cash at the time of such acquisition. The Convertible Note will mature on August 18, 2022 and bears interest at a rate of 0.59% per annum to, but excluding, the date of repayment or conversion of the Convertible Note. From and including the date of maturity, if not converted, the Convertible Note will bear default interest at a rate of 10.00% per annum to, but excluding, the date of repayment or conversion of the Convertible Note.